# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock GA Mortgage Trust, CIK 0001742952
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Ownership
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 05/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-158092
Filed by CIK 0001833683

## Reporting persons
- Manufacturers Life Insurance Co (Bermuda Branch): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 17,416,482; sole dispositive power 17,416,482; aggregate amount beneficially owned 17,416,482 (15% of the class)

## Item 1. Issuer
Name of issuer: John Hancock GA Mortgage Trust
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: Manufacturers Life Insurance Co (Bermuda Branch)
Address of principal business office or, if none, residence:
Maxwell Roberts Building, 4th Floor, 1 Church Street
Hamilton, D0, HM11
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 17,416,482
Percent of class: 15
Sole power to vote or to direct the vote: 17,416,482
Sole power to dispose or to direct the disposition: 17,416,482

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Manufacturers Life Insurance Co (Bermuda Branch): /s/ Betsy Anne Seel, By Power of Attorney filed herewith (03/13/2025)